FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated October 19, 2020 of Performance Shipping Inc. (the “Company”) announcing that its Board of Directors has appointed Mr. Andreas Michalopoulos to the position of Chief Executive Officer of the Company and Mr. Anthony Argyropoulos to the position of Chief Financial Officer of the Company.

The information contained in this Report on Form 6-K, excluding the included quotes by Mr. Palios and Mr. Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: October 19, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Secretary

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES APPOINTMENT OF NEW
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

ATHENS, GREECE, October 19, 2020 – Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tankers, today announced that its Board of Directors has appointed Mr. Andreas Michalopoulos to the position of Chief Executive Officer following the retirement of Mr. Symeon Palios from that position. The Board also has appointed Mr. Anthony Argyropoulos to the position of Chief Financial Officer of the Company, succeeding Mr. Michalopoulos in that capacity. Mr. Palios will remain Chairman of the Board of Directors.

Mr. Michalopoulos has served as the Company’s Deputy Chief Executive Officer since 2019 and as its Chief Financial Officer since the Company’s formation in 2010. Mr. Argyropoulos’ biography is set forth below.

Commenting on the appointments, Mr. Palios stated:

“Today’s announcement of changes to the Company’s senior management reflects the continuation of our process of establishing a fully independent tanker company. Over the past ten years, Mr. Michalopoulos has demonstrated his leadership capabilities as a member of senior management. Mr. Argyropoulos brings decades of experience in global shipping finance and capital markets that is well known within the industry. I have every confidence that together, Mr. Michalopoulos and Mr. Argyropoulos are uniquely qualified to work side by side with this Board to continue to grow Performance Shipping and create shareholder value.”

Mr. Michalopoulos further commented:

“On behalf of the entire Board I express our gratitude to Mr. Palios for his instrumental role in the formation of this Company and its leadership over the past ten years. Despite the challenging global economic conditions, the Company’s strong financial position today, marked by low net leverage and a strong balance sheet, is owed largely to Mr. Palios’s disciplined approach to growth over the past decade.  I look forward to continuing to work with him as Chairman of the Board in the years to come.”

Biography of Anthony Argyropoulos

Anthony Argyropoulos is the founder of Oceanaut Capital MIKE (dba Seaborne Capital Advisors), an Athens, Greece based financial advisory firm focused on the shipping and maritime industries. Prior to Seaborne Capital Advisors, Mr. Argyropoulos was a Partner at Cantor Fitzgerald & Co. until September 2011, where he was responsible for the investment banking group’s activities in the maritime sector. Through early 2004, he was a Senior Vice President with Jefferies & Company, Inc. where he was instrumental in developing their maritime investment banking practice.  Mr. Argyropoulos graduated from Deree College, Athens, with a B.A. in Economics and from Bentley College, Waltham, Mass. with an M.B.A. in Finance. He is a member of the Beta Gamma Sigma honor society of collegiate schools of business. He is a frequent speaker in global shipping events, contributor to several publications and recipient of a number of awards.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of four Aframax tankers. The Company’s current fleet of tanker vessels is employed primarily on short to medium term charters with leading energy companies and traders.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for our vessels, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of the novel coronavirus (COVID-19) pandemic and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.